SECRETARY’S CERTIFICATE

I, Andra C. Ozols, Secretary of Old Mutual Funds III, certify that the following is a true and correct copy of the resolution adopted by the Old Mutual Funds III Board of Trustees (“Trustees”), a majority of whom were not “interested” trustees as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, on February 20, 2008, and that the same are in full force and effect as of the date of this certification.

WHEREAS, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the “Joint Insured Funds”) purchased an Investment Company Fidelity Bond in the amount of six million dollars ($6,000,000) provided by Continental Casualty Company (“Fidelity Bond”) to be made available to the Joint Insured Funds for the period May 1, 2007 through May 1, 2008; and

WHEREAS, the Board of Trustees (the “Board”) Old Mutual Funds III (the “Trust”) desires that the Trust be named as an insured under the Fidelity Bond effective on or about March 3, 2008; and

WHEREAS, the Board, in accordance with Rule 17g-l(j)(3), has determined that: (i) a majority of the Trustees are not interested persons of the Trust, and those Trustees select and nominate any other disinterested Trustees; and (ii) any person who acts as legal counsel for the Trust’s disinterested Trustees is an independent legal counsel as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, in order for the Trust to purchase a fidelity bond, Rule 17g-l (d) under the 1940 Act, in effect, requires the Board, including a majority of the Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, to determine at least annually that certain standards are met; and

WHEREAS, the Trust, each series of the Trust (“Portfolio”), and each of the other Joint Insured Funds and their respective series will enter into an agreement providing that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Trust, or any of its Portfolios, the Trust or any of its Portfolios shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and

WHEREAS, the Board, including a majority of its disinterested Trustees, has considered whether the Fidelity Bond is in the best interests of the Trust and whether the Fidelity Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to: (1) the value of the aggregate assets of the relevant entity to which any officer or employee covered by the Fidelity Bond may have access; (2) the nature of the relevant entity’s assets; and (3) type and terms of the arrangements made for the custody and safekeeping of such assets; and

WHEREAS, the Board has determined that the Fidelity Bond is adequate to protect the Trust against larceny or embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Trust, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities; and

WHEREAS, the Board, on behalf of each Portfolio of the Trust has determined that any amounts recovered under the Fidelity Bond should be allocated to the Trust in a fair and equitable manner in accordance with applicable standards; and

WHEREAS, the Board, including a majority of its disinterested Trustees, has determined that the Trust pay the premiums as follows:

(i)  the premiums are to be allocated pro rata based on the length of time the Joint Insured Funds and the Trust are named as insureds under the Fidelity Bond; and

(ii)         the premiums are to be further allocated to the Trust in accordance with a formula under which the Trust pays its pro rata share of such premium based on its relative asset size in relation to the overall combined assets of the Joint Insured Funds and the Trust as of March 3, 2008 and, which in any case, shall not cause the Trust to have paid an amount more than the premium the Trust would have paid if such insurance coverage was purchased separately.

NOW THEREFORE BE IT RESOLVED, that the Board approves naming the Trust as an insured under the Fidelity Bond effective on or about March 3, 2008; and

FURTHER RESOLVED, that the Board approves the methodology for allocating the premiums of the Fidelity Bond to the Trust as described at this meeting; and

FURTHER RESOLVED, that the Board, and each of its disinterested Trustees, has determined that the portion of the premium paid by the Trust as a whole, and each Portfolio individually, for such insurance coverage under the joint Fidelity Bond, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately, is fair and reasonable; and

FURTHER RESOLVED, that any amounts recovered under the Fidelity Bond shall be allocated to each eligible Portfolio in proportion to the ratio of each eligible Portfolio’s gross assets to the total gross assets of all of the eligible Portfolios and other Joint Insured Funds and their series; and

FURTHER RESOLVED, that the Board designates the Trust’s Secretary to make the filings and give notices required by Rule 17g-l; and

FURTHER RESOLVED, that the Board hereby approves the proposed Amended and Restated Agreement Among Jointly Insured Parties that includes the Trust as an additional insured under the Fidelity Bond and provides that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Trust and any of its Portfolios, the Trust or the relevant Portfolio(s) shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of Rule 17g-l; and

FURTHER RESOLVED, that the appropriate officers of the Trust, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, consistent with the objectives of the Board, to carry out the foregoing resolutions.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, Old Mutual Funds III would have procured and maintained a single insured fidelity bond in the amount of at least $150,000 had it not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period March 3, 2008 to May 1, 2008.

OLD MUTUAL FUNDS III

/s/ Andra C. Ozols

Andra C. Ozols

Secretary

Dated: March 7, 2008